Filed by: Harris Corporation

Pursuant to Rule 425 under the

Securities Act of 1933

and deemed filed pursuant to

Rule 14a-12 of the

Securities Exchange Act of 1934

Subject Company: Exelis Inc.

Commission File No.: 001-35228

Bill Brown Letter to Harris Supervisors

DATE:	February 6, 2015

TO:	Harris Supervisors with Direct Reports

SUBJECT:	Supervisor Notification: Harris to Acquire Exelis Inc.

This morning Harris Corporation announced that we have entered into a definitive agreement to acquire Exelis Inc., a diversified, global aerospace, defense and information solutions company. The combined company is expected to generate more than $8 billion in annual revenues and employ more than 23,000 people worldwide – including 9,000 engineers and scientists.

Acquiring Exelis will transform our company by creating a larger, more balanced business portfolio and a solid platform for long-term growth. By leveraging the companies’ core strengths and complementary capabilities, we are creating scale that will position us as a top-tier company in the markets we serve for the first time in Harris’ history.

At 6:45 a.m. ET, we will be sending an email to employees informing them about the acquisition. We will also discuss this announcement jointly with Exelis’ management during today’s quarterly earnings call at 8:30 a.m. ET. To listen to the call, access the live webcast at http://www.harris.com/webcast/quarterly/2015Q2.

As supervisors, I’m asking you to schedule time with your employees as soon as possible to discuss today’s announcement and provide them an opportunity to ask questions or express their viewpoints. To assist you in these discussions, we have prepared the attached supervisor’s toolkit including a copy of this morning’s news release, a fact sheet, talking points, and frequently asked questions about the acquisition.

The unique capabilities our combined company will offer to our customers and the new opportunities we can pursue are very exciting. We have an experienced team in place dedicated to completing this acquisition including a successful integration effort. I’ll continue to keep you updated as progress occurs in the weeks ahead.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed transaction between Harris and Exelis. In connection with the proposed transaction, Harris intends to file a registration statement on Form S-4 that will contain a proxy statement of Exelis and a prospectus of Harris with the SEC. This press release is not a substitute for the registration statement, definitive proxy statement/prospectus or any other documents that Exelis or Harris may file with the SEC or send to shareholders in connection with the proposed transaction. INVESTORS AND SHAREHOLDERS OF EXELIS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain copies of the proxy statement/prospectus and other documents filed with the SEC (when available) free of charge at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by Harris will be made available free of charge on Harris’ website at http://harris.com/investors. Copies of documents filed with the SEC by Exelis will be made available free of charge on Exelis’ website at http://investors.exelisinc.com/

Participants in Solicitation

Harris Corporation and its directors and executive officers, and Exelis and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Exelis common stock in respect of the proposed transaction. Information about the directors and executive officers of Harris Corporation is set forth in the proxy statement for Harris Corporation’s 2014 Annual Meeting of Shareholders, which was filed with the

SEC on September 9, 2014. Information about the directors and executive officers of Exelis is set forth in the proxy statement for Exelis’ 2014 Annual Meeting of Shareholders, which was filed with the SEC on March 26, 2014. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.